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                    HOULIHAN LOKEY HOWARD & ZUKIN LETTERHEAD
September 16, 1999

To the Special Committee of the Board of Directors of
  The Presley Companies
19 Corporate Plaza
Newport Beach, CA 92660
Dear Special Committee Members:

     We understand that The Presley Companies, a Delaware Corporation (the "Company"), and Presley Homes, a California Corporation ("Buyer") and a wholly owned subsidiary of the Company, are considering entering into a purchase agreement and escrow instructions (substantially in the form of the draft dated September 7, 1999 and hereinafter referred to as the "Purchase Agreement") with William Lyon Homes, Inc. ("Lyon"), which would provide for the acquisition by the Company of substantially all of the assets of Lyon for a cash purchase price of $48 million, as adjusted pursuant to the Purchase Agreement, and the assumption of substantially all of the liabilities of Lyon (the "Consideration", and collectively, the "Transaction"). It is our understanding that the Company has formed a Special Committee comprised of independent directors of the Company's Board of Directors (the "Committee") to consider certain matters relating to the Transaction.

     The Committee has requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

     In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

          1. reviewed the Company's annual reports on Form 10-K for the fiscal years ended December 31, 1998 and quarterly reports on Form 10-Q for the quarter ended June 30, 1999;

          2. reviewed the Indenture Agreement governing the Company's 12.5% Senior Notes;

          3. reviewed the Preliminary Proxy Statement Schedule 14A Information (Amendment No. 1);

          4. met with the Company's and Lyon's senior management to discuss the Transaction, the operations, financial condition, future prospects and performance of the Company and Lyon;

          5. reviewed the Letter of Intent, dated May 3, 1999, between the Company and Lyon, as amended on July 15, 1999;

          6. reviewed the Purchase Agreement between the Company and Lyon;

          7. reviewed the specific project status and business plans for Lyon's assets with the management of Lyon;

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The Special Committee Members of
The Presley Companies
September 16, 1999
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          8. reviewed Lyon's audited financial statements for the two years ended December 31, 1998 and December 31, 1997, respectively;

          9. reviewed Lyon's forecasted business plan for the three years ended December 31, 2001;

          10. reviewed the February 17, 1999 Property Information Binders prepared by management of Lyon, which includes property descriptions and historical and projected sales pricing and absorption figures for each of Lyon's projects;

          11. reviewed the Lyon materials summarizing current operations, organizational structure, the management team and historical overview;

          12. reviewed representative market data and economic analysis for the Orange County markets as provided by Lyon and other third party market research organizations;

          13. reviewed the individual cash flow projections for each of the Lyon assets and the resulting net present value calculations prepared by the Company;

          14. reviewed the appraisal reports of Lyon's real estate assets prepared by a nationally-recognized real estate appraisal firm;

          15. reviewed publicly available information on companies we deemed comparable to Lyon; and

          16. conducted such other studies analyses, studies and investigations as we deemed appropriate under the circumstances for rendering the opinion expressed herein.

Except as expressly set forth above, we were not provided and did not review any documentation, preliminary or otherwise, regarding the valuation of the individual assets of Lyon.

     We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, Buyer and Lyon, and that there has been no material change in the assets, financial condition, business or prospects of the Company, Buyer or Lyon since the date of the most recent financial statements made available to us.

     We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company, Buyer or Lyon and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company, Buyer or Lyon. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

     It is understood that this Opinion is for the information of the Committee in connection with its evaluation of the Transaction and does not constitute a recommendation to the Company, Buyer or any holder of shares of common stock of the Company as to whether to enter into the Purchase Agreement or to take other action in connection with the Transaction. This Opinion is delivered to you subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated January 21, 1999 (the "Engagement Letter") with the Committee, and subject to the understanding that the obligations of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey")
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The Special Committee Members of
The Presley Companies
September 16, 1999
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in the transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates unless permitted by the Engagement Letter. It is also understood that a copy of this Opinion will be delivered, by the Company, to the Indenture Trustee in accordance with the requirements of the Trust Indenture, dated as of June 29, 1994, with respect to the Company's 12.5% Senior Notes. This letter speaks only as of its date and we are under no obligation and do not undertake any obligation to update the Opinion at any time after the date hereof.

     The Company, Buyer and Lyon, like other companies and any business entities analyzed by Houlihan Lokey or which are otherwise involved in any manner in connection with this Opinion, could be materially affected by complications that may occur, or may be anticipated to occur, in computer-related applications as a result of the year change from 1999 to 2000 (the "Y2K Issue"). In accordance with long-standing practice and procedure, Houlihan Lokey's services are not designed to detect the likelihood and extent of the effect of the Y2K Issue, directly or indirectly, on the financial condition and/or operations of a business. Further, Houlihan Lokey has no responsibility with regard to the Company's, Buyer's or Lyon's efforts to make its systems, or any other systems (including its vendors and service providers), Year 2000 compliant on a timely basis. Accordingly, Houlihan Lokey shall not be responsible for any effect of the Y2K Issue on the matters set forth in this Opinion.

     Based upon the foregoing, and in reliance thereon, it is our opinion that the Consideration to be paid by the Company and Buyer in connection with the Transaction is fair to the Company and Buyer from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

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